BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Linda L. Assali                        Mailing Address:
Vice President                         BT Services Tennessee, Inc.
Telephone: 615-835-2901                648 Grassmere Park
                                       Nashville, TN 37211


                                       February 14, 1997


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Fort Howard Corporation


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                        Sincerely,

                                        Linda Assali

Enclosures




            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No.  1)*

                    Fort Howard Corporation
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $.01)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         347461105
          _______________________________________
                       CUSIP NUMBER

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 8 Pages
CUSIP No. 347461105                     Page 2 of 8 Pages

1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

  Bankers Trust New York Corporation and its wholly owned subsidiaries, Bankers Trust Company,as investment manager, and BT Securities. 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [X]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

 NUMBER OF     5. SOLE VOTING POWER
  SHARES           Bankers Trust New York
                    Corporation           1,325,451 shares
                   Bankers Trust Company     71,550 shares
                   BT Securities                 21 shares
                                          1,397,022 shares

BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY           Bankers Trust New York
                     Corporation                  0 shares
                    Bankers Trust Company         0 shares
                    BT Securities                 0 shares
                                                  0 shares
  EACH         7. SOLE DISPOSITIVE POWER
REPORTING           Bankers Trust New York
                     Corporation                  0 shares
                    Bankers Trust Company   169,750 shares
                    BT Securities                21 shares
                                            169,771
 PERSON        8. SHARED DISPOSITIVE POWER
   WITH             Bankers Trust New York
                     Corporation                  0 shares
                    Bankers Trust Company         0 shares
                    BT Securities                 0 shares
                                                  0 shares
CUSIP No. 347461105                    Page 3 of 8 Pages

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
                         1,397,022 shares

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *

                    []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    1.9%


12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     BT Securities - BD
CUSIP No. 347461105                     Page 4 of 8 Pages


Item 1(a)    NAME OF ISSUER:

             Fort Howard Corporation (the Company)

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES:

             1919 South Broadway
             Green Bay, Wisconsin  54304

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust New York Corporation, and its wholly-owned subsidiares, Bankers Trust
Company, as investment manager, and BT
Securities.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             280 Park Avenue
             New York, New York  10017

Item 2(c)    CITIZENSHIP:

             Bankers Trust New York Corporation, Bankers
Trust Company, as investment manager, and BT
Securities are corporations incorporated in       the State
of New York with their principal   business offices located
in New York.

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             This statement relates to the Companys Common
Stock $.01 par value per share.

Item 2(e)    CUSIP NUMBER:

             347461105
CUSIP No. 347461105                  Page 5 of 8 Pages


Item 3       THE PERSON FILING IS A:

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

          For BT Securities, Inc.

     (a)  [X] Broker or dealer registered under Section 15
15 of the Act.


Item 4       OWNERSHIP:

       The Company, Bankers Trust New York Corporation, certain other investors and certain management investors (each, a Holder) have entered into a stockholders agreement (as amended, the Stockholders Agreement), which contains certain restrictions with respect to the transferability of Common Stock by certain parties thereunder, certain registration rights granted by the Company with respect to such shares and certain arrangements with respect to the nomination of designees to the Board of Directors.

       Pursuant to the terms of the Stockholders Agreement, in the event that one or more Holders (other than the management investors) (each, a Controlling Shareholder) sell a majority of the shares of Common Stock subject to the Stockholders Agreement to a third party, certain other Holders have the right to elect to sell on the same terms the same percentage of such other Holder's shares to the third party as the Controlling Shareholder is selling of its shares of Common Stock. In addition, if a Controlling Shareholder sells all of its shares of Common Stock to a third party, the Controlling Stockholder has the right to require that certain remaining Holders sell all of their shares to the third party on the same terms.

CUSIP No. 347461105                     Page 6 of 8 Pages

       Bankers  Trust  New York Corporation,  Bankers  Trust
Company, and BT Securities for themselves and with respect to the Holders referred to above, disclaim that they are part of a group.

          (a)  Amount Beneficially Owned:
                    Bankers Trust New York
                      Corporation          1,325,451 shares
                    Bankers Trust Company     71,550 shares
                    BT Securities                 21 shares
                                      1,397,022 shares

          (b)  Percent of Class (1):

                    Bankers Trust New York
                      Corporation             1.8%
                    Bankers Trust Company     0.1%
                    BT Securities             0.0%
                                              1.9%

          (c)  Number of shares as to which the following
have:
            (i)  sole power to vote or to direct the
                   vote -
                   Bankers Trust New York
                    Corporation           1,325,451 shares
                   Bankers Trust Company     71,550 shares
                   BT Securities                 21 shares
                                          1,397,022 shares

           (ii)  shared power to vote or to direct the
                   vote -
                    Bankers Trust New York
                     Corporation                  0 shares
                    Bankers Trust Company         0 shares
                    BT Securities                 0 shares
                                                  0 shares





CUSIP No. 347461105                     Page 7 of 8 Pages


          (iii) sole power to dispose or to direct the
                  disposition of -
                    Bankers Trust New York
                     Corporation                  0 shares
                    Bankers Trust Company   169,750 shares
                    BT Securities                21 shares
                                            169,771

           (iv) shared power to dispose or to direct
                  the disposition of -
                    Bankers Trust New York
                     Corporation                  0 shares
                    Bankers Trust Company         0 shares
                    BT Securities                 0 shares
                                                  0 shares

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not applicable.

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF ANOTHER PERSON:

             Not applicable.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:
             See Exhibit A.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:
             See Exhibit B.

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not applicable.




CUSIP No. 347461105                     Page 8 of 8 Pages

Item 10      CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1996

Signature:  Bankers Trust New York Corporation


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature:  Bankers Trust Company, as investment manager.


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary

Signature:  BT Securities, Inc.

By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary
                           Exhibit A


      Bankers Trust Company and BT Securities are wholly owned subsidiaries of Bankers Trust New York Corporation.

             Bankers Trust New York Corporation

                              |
                              |
  ____________________________|____________________________
          |                                       |
          |                                       |
               100%
100%
          |                                       |
          |                                       |
          Bankers Trust Company
BT Securities,Inc.



                           Exhibit B


               Bankers Trust New York Corporation
               The Morgan Stanley Leveraged Equity Fund II,
                  L.P.
               Fort Howard Equity Investors, L.P.
               Fort Howard Equity Investors II, L.P.
               Morgan Stanley Group Inc.
               First Plaza Group Trust
               AT&T Master Pension Trust
               DPW Fort Howard Partners
               Paul J. Schierl
               Paul J. Schierl Trust
               Dr. David A. Cofrin


     Bankers Trust New York Corporation and Bankers Trust
Company, for themselves and with respect to the other parties listed in this Exhibit B, disclaim that they are part of a group.